

Mail Stop 3720

July 12, 2007

Mr. Cris Neely
Chief Financial Officer
Tele Plus World, Corp.
6101 Blue Lagoon Drive
Suite 450
Miami, Florida 33126

>   **Re: Tele Plus World, Corp.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 2, 2007**
>
>   **Form 10-Q for the Fiscal Quarter Ended March 31, 2007**
>   **File No. 0-49628**

Dear Neely:

We issued comments to you on the above captioned filing(s) on June 21, 2007. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 26, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 26, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions.

>   Sincerely,
>
>   /s/ Carlos Pacho for
>   Larry Spirgel
>   Assistant Director